Filed by Terra Networks, S.A.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                    Subject Company: Lycos, Inc.
                                                   Commission File No. 000-27830

TERRA LYCOS

Transcript of Video Presentation

The multicultural corporation is born and open to the world: Terra Lycos.

Terra Lycos brings a whole new philosophy to the world of the Internet riding on three basic pillars.

First: Think global, act local.

This entails locally tailored country specific contents for each portal.

Local information and news network coverage.

Common interest communities for each targeted user and whole new way of enjoying the most interesting site through the widest range of content possibilities.

With the availability of quality top speed multiplatform Internet access for cellular, satellite and ADSL protocols.

And the advantage of local multimedia resources.

Second: Interactive. That is to get your choice and get interactive with artists and famous characters.

Because we have the fullest cutting edge technology multimedia contents where you will find all the information, entertainment games and communication tools available.

Third: Live events Network. Open world wide 24 hours a day.

World wide coverage and live broadcasting of sports, shows, concerts and updated news.

All this means we know our target users and we can deliver to their specifics needs.

All based on interactive cutting edge technology that establishes Internet as the tool that can make the human being a little happier day after day.

     These materials contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including, but not limited to: the Terra Networks, S.A. ("Terra Networks") and Lycos, Inc. ("Lycos") combination; statements of anticipated financial performance; estimates of future market share; and information regarding management strategy, synergies, efficiencies and strategic partnerships. Forward-looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or similar expressions.

     The forward-looking statements included in these materials are based on current expectations, but actual results may differ materially from anticipated future results due to various factors, many of which are beyond the control of Terra Networks. Certain factors which could cause the actual individual and combined results of Terra Lycos to differ materially from the expected results include, among others: the risk that Terra Networks' and Lycos' businesses will not be integrated successfully; costs related to the merger; failure of Lycos stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; and inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers.

     WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT TERRA NETWORKS AND LYCOS HAVE FILED AND WILL FILE WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

     Investors will be able to obtain copies of the registration statements and other documents from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, Telephone (202) 942-8090, Fax (202) 628-9001, E-mail:
publicinfo@sec.gov. In addition, documents (excluding any exhibits) filed with the SEC by Terra Networks will be available free of charge from Terra Networks. READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION REGARDING THE SHARE EXCHANGE.

     This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.